PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
Dated May 16, 2007	Registration No. 333-134957

PROSPECTUS SUPPLEMENT
DATED MAY 16, 2007
TO PROSPECTUS DATED
MAY 16, 2007 OF

NUTRACEA

15,694,894 SHARES
COMMON STOCK

This prospectus supplement includes financial and other information derived from NutraCea’s quarterly report on Form 10-Q for the quarter ended March 31, 2007 which was previously filed with the Securities and Exchange Commission. This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities. This prospectus supplement should be read in conjunction with the prospectus dated May 16, 2007, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

FORWARD LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that involve substantial risks and uncertainties. These statements may generally be identified by the use of such words as “may,” “could,” “estimate,” “continue,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “will,” or “shall.” These forward-looking statements are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth below and in our annual report on Form 10-K for the year ended December 31, 2006. We disclaim any obligation to update any forward looking statements as a result of developments occurring after the date of this prospectus supplement.

The following information is added to the prospectus listed above:

PART 1.	FINANCIAL INFORMATION

Item 1.	Financial Statements

NUTRACEA AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS

	March 31, 2007 (Un-audited)	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$61,769,000	$14,867,000
Marketable securities	368,000	368,000
Trade accounts receivable, net	3,214,000	7,093,000
Inventories	1,343,000	796,000
Notes receivable, net of discount, current portion	4,928,000	1,694,000
Deposits and other current assets	2,061,000	1,383,000

Total current assets	73,683,000	26,201,000

Notes receivable, net of current portion	648,000	682,000
Property and equipment, net	11,139,000	8,961,000
Patents, trademarks, and other intangible assets, net	5,021,000	5,097,000
Goodwill	32,314,000	32,314,000

Total assets	$122,805,000	$73,255,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,399,000	$2,778,000
Deferred revenue	34,000	103,000

Total current liabilities	1,433,000	2,881,000

Commitments and contingencies:

Convertible, series B preferred stock, no par value, $1,000 stated value 20,000,000 shares authorized, 0 and 470 shares issued and outstanding	-	439,000
Convertible, series C preferred stock, no par value, $1,000 stated value 25,000 shares authorized, 2 and 5,468 shares issued and outstanding	2,000	5,051,000

Shareholders’ equity
Common stock, no par value 200,000,000 shares authorized, 134,817,754 and 103,792,827 shares issued and outstanding in 2007 and 2006, respectively	170,844,000	114,111,000
Accumulated deficit	(49,552,000)	(49,305,000)
Accumulated other comprehensive income, unrealized gain on marketable securities	78,000	78,000
Total shareholders’ equity	121,370,000	64,884,000

Total liabilities and shareholders’ equity	$122,805,000	$73,255,000

The accompanying notes are an integral part of these consolidated condensed financial statements.

NUTRACEA AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Un-audited)

	Quarters ended
	March 31, 2007	March 31, 2006
Revenues
Net product sales	$1,987,000	$3,773,000
Royalty	10,000	9,000
Total revenue	1,997,000	3,782,000

Cost of goods sold	1,113,000	2,100,000

Gross Margin	884,000	1,682,000

Research and development expenses	121,000	98,000
Selling, general and administrative expenses	2,313,000	1,535,000
Professional fees	459,000	308,000
Total operating expenses	2,893,000	1,941,000

Loss from operations	(2,009,000)	(259,000)
Other income (expense)
Interest and other income	512,000	26,000
Gain on settlement	1,250,000	-

Net loss	$(247,000)	$(233,000)

Basic and diluted earnings per share:
Basic loss per share	$0.00	$(0.00)
Fully diluted loss per share	$0.00	$(0.00)

Weighted average basic number of shares outstanding	111,959,000	67,119,000
Weighted average fully diluted number of shares outstanding	111,959,000	67,119,000

The accompanying notes are an integral part of these consolidated condensed financial statements.

NUTRACEA AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(Un-audited)

	Quarters ended
	March 31, 2007	March 31, 2006

Net loss	$(247,000)	$(233,000)

Other comprehensive loss:
Unrealized loss on marketable securities	-	(8,000)

Net comprehensive loss	$(247,000)	$(241,000)

The accompanying notes are an integral part of these consolidated condensed financial statements.

NUTRACEA AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Un-audited)

	Quarters ended
	March 31, 2007	March 31, 2006
Cash flow from operating activities:
Net loss	$(247,000)	$(233,000)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	278,000	263,000
Stock-based compensation	438,000	389,000
Recognition of deferred income	(69,000)	-

Net changes in operating assets and liabilities
Trade accounts receivable	363,000	(541,000)
Inventories	(547,000)	(104,000)
Deposits and other current assets	(678,000)	(33,000)
Accounts payable and accrued liabilities	(1,379,000)	471,000
Net cash provided (used in) provided by operating activities	(1,841,000)	212,000

Cash flows from investing activities
Proceeds from payments of notes receivable	625,000	-
Issuance of notes receivable	(309,000)
Purchases of property and equipment, and other assets	(2,356,000)	(731,00)
Purchases of patents, trademarks, and other intangible assets	(24,000)	-
Net cash used in investing activities	(2,064,000)	(731,000)

Cash flows from financing activities
Proceeds from private placement financing, net of expenses	46,877,000	-
Proceeds from exercise of common stock options	3,930,000	-
Payment on long-term debt	-	(2,000)
Net cash provided by (used in) financing activities	50,807,000	(1,000)

Net increase (decrease) in cash	46,902,000	(521,000)

Cash, beginning of period	14,867,000	3,491,000

Cash, end of period	$61,769,000	$2,970,000

Supplemental disclosures:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash disclosures of investing and financing activities:
Accounts receivable converted to note receivable	$3,516,000	$-
Conversion of preferred stock to common stock	$5,488,000	$1,375,000

The accompanying notes are an integral part of these consolidated condensed financial statements.

NUTRACEA AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONEDNSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying un-audited interim consolidated condensed financial statements of NutraCea have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in NutraCea’s Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the consolidated financial statements that would substantially duplicate the disclosures contained in the audited financial statements for 2006 as reported in the 10-K have been omitted.

2. STOCK-BASED COMPENSATION

On January 1, 2006, NutraCea adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaced SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. NutraCea adopted SFAS 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. The consolidated financial statements as of and for the quarters ended March 31, 2007 and 2006 reflect the impact of adopting SFAS 123(R).

Stock-based compensation expenses totaled $438,000 for the quarter ended March 31, 2007, of which approximately $55,000 related to the issuance of common stock to a former director for services (see Note 11) and a total of $383,000 related to the vesting of options and warrants issued to employees and consultants for services rendered. In the quarter ended March 31, 2006, stock-based compensation expenditures totaled $389,000, of which $15,000 related to the issuance of common stock to consultants and directors and a total of $374,000 related to the vesting of warrants and options issued to consultants and employees. For all agreements where stock is awarded as partial or full consideration, the expense is valued at the fair value of the stock. Expenses for stock options and warrants issued to consultants and employees are calculated based upon fair value using the Black-Scholes valuation method.

The weighted average grant date fair value of the stock options granted during the three months ended March 31, 2007 and 2006 was $2.50 and $1.31 per share, respectively. Variables used in the Black-Scholes option-pricing model include (1) risk-free discount rates from 4.51% to 4.84%, (2) expected option life is the actual remaining life of the options as of each period end, (3) expected volatility is 99.9% to 324.1% and (4) zero expected dividends.

3. MARKETABLE SECURITIES

On September 8, 2004, NutraCea purchased 1,272,026 shares of Langley Park Investment Trust, PLC (“Langley”), a United Kingdom closed-end mutual fund that is actively traded on a London exchange. Per the Stock Purchase Agreement, NutraCea paid with 7,000,000 shares of its own common stock.

Per the agreement with Langley, NutraCea may sell 636,013 shares of Langley at any time, and the remaining 636,013 shares of Langley and the 7,000,000 shares of NutraCea are escrowed together for a 2-year period ending October 7, 2006. At the end of the period, Langley’s NutraCea shares are measured for any loss in market value and if so, NutraCea must give up that pro-rata portion of its Langley shares up to the escrowed 636,013 shares.

As of March 31, 2007, the NutraCea shares have not lost any value. However, the Langley shares are marked down to their fair market value of $368,000, with the entire amount shown as a current asset because the escrow period has passed and we may now sell all 1,272,026 shares at any time.

Any unrealized holding gains and losses on the marketable securities are excluded from operating results and are recognized as other comprehensive income. The fair value of the securities is determined based on prevailing market prices.

On September 8, 2006, NutraCea commenced a lawsuit against Langley in the United States District Court for the Eastern District of California, Sacramento Division regarding this transaction. The matter was settled on March 27, 2007. Pursuant to the settlement, NutraCea received $1,250,000 from Langley in March 2007 and NutraCea retained all of the Langley shares. The $1,250,000 settlement is included in the income statement as other income.

4. INVENTORY

Inventories are composed of the following;

	March 31,	December 31,
	2007	2006

Finished goods	$1,131,000	$533,000
Raw materials	64,000	168,000
	148,000	95,000
	$1,343,000	$ $ 796,000

5.  NOTES RECEIVABLE

At March 31, 2007, we have eight (8) secured promissory notes outstanding to the Company with an aggregate amount of $5,576,000 (net of note discount of $3,000); $4,928,000 is reported as current and $648,000 as long-term. These secured promissory notes bear interest at annual rates from five (5%) to eight (8%) with the principal and all accrued interest due and payable to us at dates ranging from February 2007 to October 2012. During the current quarter we extended notes to certain strategic customers totaling $3,832,000 and received payments against existing notes of $625,000.

In February 2007, we converted $3,516,000 of one customer’s accounts receivable to a note receivable included in the above total, bearing interest at 7% and due in December 2007.

6. PROPERTY AND EQUIPMENT

Land, property and equipment consists of the following:

	March 31,	December 31,
	2007	2006

Land	$9,000	$9,000
Furniture and fixtures	1,377,000	916,000
Vehicles	73,000	73,000
Software	389,000	389,000
Leasehold improvements	868,000	430,000
Property, plant and equipment	4,197,000	4,197,000
Construction in progress	5,849,000	4,392,000
Total property, plant, and equipment	12,762,000	10,406,000

Less accumulated depreciation	(1,623,000)	(1,445,000)
Total property, plant, and equipment, net	$11,139,000	$8,961,000

Depreciation expense for the three months ended March 31, 2007 and 2006 was $178,000 and $228,000, respectively.

7. PATENTS AND TRADEMARKS AND OTHER INTANGIBLE ASSETS

Patents and trademarks consisted of the following at:

	March 31,	December 31,
	2007	2006

Patents	$2,560,000	$2,540,000
Trademarks	2,991,000	2,787,000
Sub-total	5,551,000	5,327,000
Less accumulated amortization	(530,000)	(430,000)
Total patents and trademarks	$5,021,000	$4,897,000

Amortization expense for the three months ended March 31, 2007 and 2006 was $100,000 and $35,000, respectively.

8. LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during all periods presented.  Options and warrants are excluded from the basic net loss per share calculation and are considered in calculating the diluted net loss per share.

The dilutive effect of outstanding options, warrants is calculated using the treasury stock method and the dilutive effect of the  convertible series B preferred stock, and convertible series C preferred stock is calculated using the as-if converted method.

Components of basic and diluted earnings per share were as follows:

	Three Months Ended March 31,
	2007	2006

Net loss	$(247,000)	$(233,000)

Weighted average outstanding shares of common stock	111,959,000	67,119,000
Dilutive effect of preferred stock	-	-
Dilutive effect of employee stock options and awards	-	-
Common stock and common stock equivalents	111,959,000	67,119,000

Earnings per share:
Basic	$(0.00)	$(0.00)
Diluted	$(0.00)	$(0.00)

At March 31, 2007 there were approximately 51,444,000 options and warrants to purchase one (1) share of common stock, and 2 shares of Series C preferred stock convertible into 1,176 shares each of common stock outstanding. These are excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

At March 31, 2006, there were approximately 37,082,000 options and warrants to purchase one (1) share of common stock outstanding, 470 shares of Series B Convertible Preferred Stock convertible into 940,000 common shares, and 5,468 shares of Series C Convertible Preferred Stock convertible into 6,430,368 common shares, These are excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

9. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of trade accounts receivable for sales to major customers. We perform credit evaluations on our customers’ financial condition and generally do not require collateral on accounts receivable. We maintain an allowance for doubtful accounts on our receivables based upon expected collection of all accounts receivable. Uncollected accounts have not been significant.

For the three months ended March 31, 2007, five customers accounted for a total of 42% of sales: 13%, 9%, 8%, 6% and 6% respectively. No other customer was responsible for more than 5% of total sales. At March 31, 2007, three customers accounted for 64% of total accounts receivable: 48%, 11%, and 5%, respectively. No other customer accounted for more than 4% of the total outstanding accounts receivable.

For the three months ended March 31, 2006, four customers accounted for a total of 80% of sales: 69%, 4%, 4%, and 3% respectively. At March 31, 2006, accounts receivable due from these four customers were 76%, 1%, 1%, and 4%, respectively, of the total outstanding accounts receivable.

10. COMMITMENTS AND CONTINGENCIES

Employment Agreement

In the first quarter of 2007, we entered into an employment agreement for a Chief Operating Officer. This contract is for three years and includes options to purchase 250,000 shares of our common stock vesting evenly over the 36 months. The cash compensation commitment under this employment contract is $220,000 per year. Our Chief Operating Officer received a cash signing bonus of $150,000 in April 2007.

For all agreements where stock is awarded partial or full consideration, the expense is valued at the fair value of the stock.

11. STOCKHOLDERS EQUITY

Common Stock

During the three months ended March 31, 2007:

Four (4) stockholders converted 470 shares of Series B Convertible preferred Stock into 940,000 shares of our common stock. The preferred shares converted at a conversion rate of 2,000 shares of common stock for each preferred share.

Seventeen (17) stockholders converted 5,466 shares of Series B Convertible preferred Stock into 6,430,580 shares of our common stock. The preferred shares converted at a conversion rate of 1,176 shares of common stock for each preferred share.

Twenty-one (21) stockholders exercised options or warrants and received a total of 3,451,959 shares of common stock for an aggregate purchase price of $3,929.979.

We issued 17,500 shares of our common stock valued at $54,775 to a former member of our board of directors as payment for past services on our board of directors.

Options and Warrants

During the three months ended March 31, 2007:

We issued to eleven (11) employees options to purchase a total of 635,000 shares of common stock with vesting periods ranging from immediately to three years. The options expire in ten years and have exercise prices per share ranging from $2.45 to $3.39. For this period a stock option expense of $27,000 was charged for the vesting options.

We issued to three (3) consultants three warrants to purchase a total of 290,000 shares of common stock, with vesting periods ranging from 3 months to two years. These warrants expire after three to five years and have exercise prices per share ranging from $2.38 to $3.03. These warrants vest in periods after March 31, 2007 therefore no expense was recognized in the current quarter.

The expense for stock options and warrants issued to consultants and employees are calculated at fair value using the Black-Scholes valuation method.

February 2007 Private Placement

In addition to the foregoing issuances of our securities, in February 2007 we issued common stock and warrants to twenty-three (23) investors in a private placement transaction for aggregate gross proceeds of approximately $50,000,000. We issued an aggregate of 20,000,000 shares of common stock at a price of $2.50 per share and warrants to purchase an aggregate of 10,000,000 shares of our common stock at an exercise price of $3.25 per shares. The placement agent for the private placement also received a warrant to purchase 1,200,000 shares of common stock at an exercise price per share of $3.25. Each of the warrants issued in the transaction has a term of five years. The fair value of these 11,200,000 warrants using the Black-Scholes method is approximately $29,153,000. If exercised the company would receive $36,400,000.

12. SUBSEQUENT EVENTS

During April and May 2007:

Five (5) stockholders exercised options or warrants and received for a total of 808,095 shares of common stock for an aggregate purchase price of approximately $467,000.

Six (6) employees were issued options to purchase a total of 190,000 shares of common stock with vesting periods ranging from immediately to two years. The options expire in ten years and have exercise prices per share of $3.03 to $4.05.

We issued to one (1) consultant a warrant to purchase a total of 25,000 shares of common stock at an exercise price of $3.27 that vest as to 5,000 warrant shares each calendar quarter.

In April, we acquired shares of convertible preferred stock and secured convertible notes of a customer from the holders of those outstanding securities, for an aggregate of approximately $5,200,000. Commencing in July 2007, the notes can be converted into shares of common stock of the customer.

In April 2007, we extended a $500,000 note to another customer.  This note included the conversion of $365,000 of that customer's accounts receivable and bears interest at 10%, is secured by over $4,000,000 of the customer's assets, and is due in less than one year.

On May 1, 2007 we purchased a facility located in the southwest that included machinery and customer lists which enables us to produce equine pellets using our  stabilized rice bran, and would result in our being able to provide the only source of Stabilized Rce Bran ("SRB") pellets in the equine feed marketplace. The purchase price was $2,150,000 in cash with a put option back to the seller’s shareholders if representations and performance do not meet levels specified in the agreement during the initial six months of operations.  The initial outlay of cash was $1,605,000 with the balance payable after 6 and 12 months as hold backs.

13. IMPLEMENTATION OF RECENT ACCOUNTING PRONOUNCEMENTS

During the first fiscal quarter of 2007, we implemented the following new critical accounting policies;

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 123(R) (SFAS 158). Under SFAS 158, companies must: a) recognize a net liability or asset to report the funded status of their plans on their statement of financial position, b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur in comprehensive income. The Company adopted the measurement date provisions of SFAS 158 effective October 1, 2006. The Company will adopt the recognition provisions of SFAS 158 as of the end of fiscal year 2007 as required by SFAS 158.

In June 2006, the FASB issued Interpretation No.48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, statement of operations classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007, as required. The adoption of FIN 48 did not have a material impact on the Company’s financial position or results of operations.

In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”), which provides guidance on the accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies.  A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics:  (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the Securities and Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained.  FSP EITF 00-19-2 is effective for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00-19-2, this guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years.  The adoption of FSP EITF 00-19-2 on January 1, 2007 did not have a material impact on the Company’s financial position or results of operations.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company’s year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 159 on the Company’s financial statements.

Item 2.	Management’s Discussion and Analysis or Plan of Operation

NutraCea is a health-science company focused on the development and distribution of products based upon the use of stabilized rice bran and proprietary rice bran formulations. Rice bran is the outer layer of brown rice which until recently was a wasted by-product of the commercial rice industry. These products include food supplements and medical foods which provide health benefits for humans and animals (known as "nutraceuticals") as well as cosmetics and beauty aids based on stabilized rice bran, rice bran derivatives and the rice bran oils.

The following is a discussion of the consolidated financial condition of our results of operations for the quarters ended March 31, 2007 and 2006.

QUARTERS ENDED MARCH 31, 2007 AND 2006

For the three months ended March 31, 2007, the Company’s net loss was $247,000, or $0.00 per share, compared to a $233,000 net loss, or $0.00 per share, in the same period of 2006, showing an additional loss of $14,000. The additional loss for the quarter was primarily due to a $1,250,000 gain on the settlement of a lawsuit (see Note 3), and an increase of $486,000 in interest income, offset by a $798,000 decrease in gross margins and an increase of $952,000 in total operating expenses.

Consolidated revenues through March 31, 2007 of $1,997,000 decreased $1,785,000, or 47%, from the same period last year. The revenue decrease is primarily attributed to decreased infomercial sales and not recognizing $2,600,000 of purchase orders (see below).

During quarter ended March 31, 2007 we received $2,600,000 of purchase orders for product that we produced for to three new customers but we did not recognize revenues for reasons including the timing of the acceptance of delivery by the customers and labels not being completed by the third-party co-packer.  The labeling is the responsibility of the customer.

Gross margins in the quarter ended March 31, 2007 were $884,000, or 44%, compared to $1,682,000, or 45%, during the same period last year. Gross margins on our various product lines vary widely and the gross margins are impacted from period to period by sales mix and utilization of production capacity.

Research and Development (“R&D”) expenses increased from $98,000 for the quarter ended March 31, 2006 to $122,000 for the quarter ended March 31, 2007, or an increase of $23,000. The increase was attributed to higher product development costs and employee related expenses due to increased R&D activities and expanded scientific staff compared to the same period last year. The Company expects to continue research and development expenditures to establish the scientific basis for health claims of existing products and to develop new products and applications.

Sales, General and Administrative expenses were $2,313,000 and $1,535,000 in the quarterly periods ended March 31, 2007 and 2006 respectively, an increase of $778,000, or 51%. The increase was largely due to growth in payroll and marketing related costs. Salaries and benefits costs increased $417,000 during the period ended March 31, 2007 compared to this period last year and marketing costs due to increased tradeshow participation increased $198,000, reflecting necessary investments in personnel and marketing to sustain the anticipated growth in sales.

Professional fees increased $151,000 from $308,000 for the quarter ended March 31, 2006 to $459,000 for the quarter ended March 31, 2007. The higher professional fees in 2007 primarily relate to consulting fees incurred in connection with marketing and business development activities. Professional fees include costs related to accounting, legal and consulting services.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2007, our source of liquidity was cash in the amount of $61,769,000. Our cash was $14,867,000 at December 31, 2006, an increase of $46,902,000 for the quarter ended March 31, 2007. For the first quarter of 2007, net cash used in operations was $1,841,000, compared to net cash provided by operations in the same period of 2006 of $212,000, a decrease of $2,053,000. This increase in cash used in operations resulted primarily from the $1,379,000 reduction in accounts payable, a $678,000 increase in deposits and other current assets, a $547,000 increase in inventories, offset by the $363,000 decrease in accounts receivable during the period (net of a conversion of a customers’ accounts receivable of $3,516,000 to a short-term note receivable, see Note 5).

Cash used in investing activities in the first quarter of 2007 was $2,064,000, compared to $731,000 for the same period of 2006. This increase was primarily caused by our current plant expansion expenditures of $2,356,000 offset by payments against notes receivable of $316,000 to certain strategic partners (net of a conversion of a customers’ accounts receivable of $3,516,000 to a short-term note receivable, see Note 5).

Cash provided by financing activities for the period ended March 31, 2007, was approximately $50,807,000, which reflects proceeds from our private placement financing (see below) and exercises of common stock options and warrants. Our working capital position as of March 31, 2007 was $72,250,000 compared to $23,320,000 reported in our annual report of December 31, 2006.

On February 15, 2007, we sold an aggregate of 20,00,000 shares of our common stock at a price of $2.50 per share in connection with a private placement for aggregate gross proceeds of $50,000,000 (approximately $47,000,000 after offering expenses). Additionally, the investors were issued warrants to purchase an aggregate of 10,000,000 shares of our common stock at an exercise price of $3.25 per share. An advisor for the financing received a customary 6% cash-fee, based on aggregate gross proceeds received from the investors, and reasonable expenses and a warrant to purchase 1,200,000 shares of common stock at an exercise price per share of $3.25. The warrants have a term of five years and are exercisable after August 16, 2007.

In April 2007, we acquired shares of convertible preferred stock and secured convertible notes of a customer from the holders of those outstanding securities, for an aggregate of approximately $5,200,000. Commencing in July 2007, the notes can be converted into shares of common stock of the customer.

On May 1, 2007 we purchased a facility located in the southwest that included machinery and customer lists which enables us to produce stabilized rice bran pellets and provide the only source of SRB pellets in the equine feed marketplace. The purchase price was $2,150,000 in cash with a put option back to the seller’s shareholders if representations and performance not measure up during the initial six months of operations.  The initial outlay of cash was $1,605,000 with the balance payable after 6 and 12 months as hold backs.

We have sufficient cash reserves to meet all anticipated short-term operating requirements. We believe we can increase our production capacity to meet our sales demand with our current cash reserves and results of operations.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon unaudited consolidated condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures on the date of the financial statements. On an on-going basis, our accountants evaluate the estimates, including, but not limited to, those related to revenue recognition. We use authoritative pronouncements, historical experience and other assumptions as the basis for making judgments. Actual results could differ from those estimates.

For further information about other critical accounting policies, see the discussion of critical accounting policies in our 2006 Form 10-K for the fiscal year ended December 31, 2006.

During the first fiscal quarter of 2007, we implemented the following new critical accounting policies:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 123(R) (SFAS 158). Under SFAS 158, companies must: a) recognize a net liability or asset to report the funded status of their plans on their statement of financial position, b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur in comprehensive income. The Company adopted the measurement date provisions of SFAS 158 effective October 1, 2006. The Company will adopt the recognition provisions of SFAS 158 as of the end of fiscal year 2007 as required by SFAS 158.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company’s year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 159 on the Company’s financial statements.

In June 2006, the FASB issued Interpretation No.48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, statement of operations classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007, as required. The adoption of FIN 48 did not have a material impact on the Company’s financial position or results of operations.

In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”), which provides guidance on the accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies.  A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics:  (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the Securities and Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained.  FSP EITF 00-19-2 is effective for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00-19-2, this guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years.  The adoption of FSP EITF 00-19-2 on January 1, 2007 did not have a material impact on the Company’s financial position or results of operations.

Recent accounting pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company’s year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 159 on the Company’s financial statements.